April 16, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:

Coastline Corporate Services, Inc.

Post Effective Amendment No.1 on Form S-1 to

Registration Statement filed on Form SB-2

File No.:  333-143752

Dear Ms. Wray:

Pursuant to the comment letter issued April 2, 2008 in connection with the filing of our Post Effective Amendment No. 1 we are furnishing the following information required by the comment letter.

Coastline Corporate Services, Inc. acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission or staff have any further requests please feel free to contact counsel for the company Diane J. Harrison, Esq. of Harrison Law, P.A. at 941-723-7564 and Coastline will respond as expeditiously as possible.

Sincerely,

/s/ Toni A. Eldred
Toni A. Eldred President